Exhibit 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The fifth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on September 25, 2018 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated September 20, 2018. Out of the Company’s twelve directors, eleven directors attended the Meeting. The following directors attended the meeting in person: Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company, Yuan Changqing, Liu Huimin, Yin Zhaojun and Su Hengxuan, non-executive directors of the Company, and Tang Xin, an independent non-executive director of the Company. Chang Tso Tung, Stephen, Robinson Drake Pike and Leung Oi-Sie Elsie, independent non-executive directors of the Company, attended the Meeting by means of telecommunication. Yang Mingsheng, chairman and executive director of the Company, was on leave for other business and authorized in writing, Lin Dairen, executive director of the Company, to act on his behalf, preside over the Meeting and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by director Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Nominating Mr. Wang Bin as the Candidate for the Executive Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agrees to submit this proposal to the First Extraordinary General Meeting of Shareholders for the Year 2018 of the Company for approval. Please refer to the annex of this announcement for biographical details of Mr. Wang Bin.

Voting result: 12 for, 0 against, with no abstention

Commission File Number 001-31914

2.	The Proposal on Convening the First Extraordinary General Meeting of Shareholders for the Year 2018

A separate notice of the First Extraordinary General Meeting of Shareholders for the Year 2018 will be issued.

Voting result: 12 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

September 25, 2018

Commission File Number 001-31914

ANNEX

Biography of Mr. Wang Bin

Mr. Wang Bin, born in November 1958, is the Chairman of the board of directors of China Life Insurance (Group) Company (whose qualification is pending approval by the China Banking and Insurance Regulatory Commission). From March 2012 to September 2018, Mr. Wang Bin served as an Executive Director and the Chairman of the board of directors of China Taiping Insurance Holdings Company Limited. From March 2012 to August 2018, he served as the Chairman of the board of directors of each of China Taiping Insurance Group Ltd. (formerly known as China Taiping Insurance Group Company) and China Taiping Insurance Group (HK) Company Limited. From 2005 to 2012, he served as the Vice President, as well as an Executive Director and the Vice President of Bank of Communications Co., Ltd. (Bank of Communications). From 1998 to 2005, he served as the General Manager of Jiangxi Branch of Agricultural Development Bank of China, the Deputy General Manager of Beijing Branch of the Bank of Communications, the General Manager of Tianjin Branch of the Bank of Communications, and the General Manager of Beijing Branch of the Bank of Communications. Mr. Wang Bin graduated from Heilongjiang Institute of Commerce majoring in business economics with a bachelor’s degree in 1983, from Southwestern University of Finance and Economics majoring in monetary banking with a master’s degree in 1996 and from Nankai University majoring in finance with a doctoral degree in 2005.